                                                                       EXHIBIT 1

Norske Skog Canada Limited
9th Floor, 700 West Georgia Street
P.O. Box 10058 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J7

Tel: 604 654 4000
Fax: 604 654 4961

news release                                               [NORSKE CANADA LOGO]


31 October 2002

NORSKECANADA REPORTS IMPROVEMENT IN Q3 RESULTS; SYNERGY TARGET OF $100 MILLION ACHIEVED WELL AHEAD OF SCHEDULE

VANCOUVER, BC - Continuing weak economic conditions contributed to a third quarter net loss for Norske Skog Canada Limited (NorskeCanada) of $20.1 million, or $(0.10) per common share, on sales of $392.6 million. Earnings before interest, tax, depreciation, amortization and before other non-operating income and expenses (EBITDA) were $42.4 million. The net results include an after-tax foreign exchange loss of $4.7 million, or $(0.02) per common share, from the translation of U.S. dollar denominated debt.

For the same period a year ago, the company recorded net earnings of $18.8 million, or $0.13 per common share, on sales of $322.1 million and EBITDA of $45.0 million. These earnings reflect an income tax recovery of $22.8 million, or $0.16 per common share, from reduced provincial corporate income tax rates. They also include an after-tax foreign exchange loss of $9.0 million, or $(0.06) per common share, from the translation of U.S. dollar denominated debt.

The current quarter's results compare favourably with the previous quarter, when the company's net loss was $24.4 million, or $(0.13) per common share, on sales of $359.8 million and EBITDA of $6.0 million. This net loss includes an after-tax foreign exchange gain of $13.2 million ($0.07 per common share) from the translation of U.S. dollar denominated debt, a release of future income taxes of $9.7 million ($0.05 per common share), and an after-tax write-off of deferred financing costs of $10.3 million ($(0.06) per common share) for repaid term and operating credit facilities.

The company said its improved third quarter operating performance primarily reflected higher specialty paper sales volumes, a stronger U.S. dollar, and improved pulp and paper production costs. Newsprint prices in North America increased from their trough levels in the second quarter. The North American US$50 per tonne price increase announced August 1 partially took effect during the third quarter. Pricing for specialty grades appear to have stabilized after some slippage early in the quarter.

The company also reports it exceeded its upgraded $100.0 million synergy target in the quarter well ahead of the accelerated timeline. As of September 30, 2002, NorskeCanada had captured $110.0 million in synergies on an annualized run-rate basis (assuming full capacity), of which $104.0 million related to EBITDA (the original target was $60 million by August 31, 2003). Adjusting for actual operating rates from curtailment, results for the third quarter include EBITDA-improving synergies of approximately $24.0 million, or $94.0 million annually.

In August, the company's paper operations returned to full capacity following significant market downtime in the early part of the year. Operating rates were largely boosted from the stronger seasonal demand for the company's specialty papers; newsprint volumes remained unchanged quarter over quarter. While the company will continue to run full well into the fourth quarter, it will not rule out further curtailment later in the year or early in 2003 if markets deteriorate.

"Our approach is to be highly disciplined in matching production with our order book," said president and CEO Russell Horner. "If market conditions worsen, we will need to adjust our run rate accordingly."

A major achievement in the quarter was the successful negotiation of new five-year collective agreements with the company's two unions - the Communications, Energy and Paperworkers Union of Canada (CEP) and the Pulp, Paper and Woodworkers of Canada (PPWC). The terms of the settlement, reached 10 months before the existing agreements expire, provide a competitive wage increase and ensure operational stability at all of the company's operations for the next five years.

Horner said the constructive conclusion of negotiations is another outcome of the company's intensive program to dramatically improve operational performance. "While markets have been at their historic worst, our employees have been at their historic best," commented Horner. "Costs are down, synergies are up, and our machine efficiency is better than ever.

"However, we will continue to raise the performance bar. Although we have exceeded our synergy goal, we will continue to look for opportunities both in synergy capture and in operational excellence."

For the nine months ended September 30, 2002, Norske Skog Canada Limited recorded a net loss of $86.0 million, or $(0.45) per common share, on sales of $1,076.7 million and EBITDA of $46.3 million. This compares to net earnings of $56.5 million, or $0.44 per common share, on sales of $975.9 million and EBITDA of $156.8 million for the same period in 2001. The net loss for the current period included an after-tax write-off of deferred financing costs of $10.3 million ($(0.05) per common share), an after-tax foreign exchange gain of $8.7 million ($0.05 per common share), and a release of future income taxes of $9.7 million ($0.05 per common share).

(The results for the third quarter and nine months ended September 30, 2001 exclude the earnings of Pacifica, acquired on August 27, 2001, and the impact of changes in the company's capital structure during the last year, and include the earnings from the former Mackenzie pulp operations up to its sale on June 15, 2001. Further related information is available in the attached management's discussion and analysis.)

                                    -- 30 -

FORWARD-LOOKING STATEMENTS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED SYNERGIES AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.

For more information:

ANALYSTS: Ralph Leverton                            MEDIA: Deborah Somerville
Vice President, Finance and CFO                     Director, Corporate Affairs
604-654-4040                                        604-654-4933